

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

January 19, 2012

Wayne Foster
Director
Financial Markets Division
Department of Finance, Canada
20<sup>th</sup> Floor, East Tower
L'Esplanade Laurier
140 O'Connor Street
Ottawa, Ontario K1A 0G5
Canada

**Re: Government of Canada
Registration Statement under Schedule B
File No. 333-178626
Filed December 20, 2011**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Schedule B

General

1. Please update all financial information to provide the most recent information available. In connection with this comment, please add disclosure discussing any impact of the

current European financial crisis in terms of its impact upon Canada to date and the projected impact on future economic activity and government funding. Also, please add disclosure discussing any impact of the economic situation in the United States in terms of its impact upon Canada to date and the projected impact on future economic activity and government funding.

Calculation of Registration Fee

2.      In the Calculation of Registration Fee table, the "Amount being registered" is stated to be "$5,000,000,000." Please confirm whether that amount is in Canadian dollars or U.S. dollars. If the amount is in U.S. dollars, please indicate in the "Amount being registered" column that the amount is U.S.$5,000,000,000. Please make the same change in the "Proposed maximum aggregate offering price" and the "Amount of registration fee" columns and provide the current exchange rate between the U.S. dollar and the Canadian dollar in the front part of the prospectus.

Cover Page of the Prospectus

3.      Supplementally tell us what the "Consolidated Revenue Fund of Canada" is, as used on the cover page of the prospectus, on page 4 thereof in the discussion of the status of the bonds and on page 5 in the "Governing Law and Enforceability" section, and consider appropriate disclosure relating to the term.

Where You Can Find More Information, page 3

4.      Please disclose the SEC file number of the Form 18-K incorporated by reference into the prospectus.

Form 18-K

The Canadian Economy, page 6

5.      We note the Bank of Canada's recent outlook on the Canadian economy, especially with respect to "moderate foreign demand and ongoing competitiveness issues." Please consider addressing these matters as appropriate in the Annual Report.

Economic Developments, page 10

6.      Although annual increases in the CPI have remained almost entirely within the 1% to 3% range, recent quarterly CPI increases are higher than over the past 5 years.  Please discuss any relevant trends within the components of the CPI Index and any government proposals relating to inflation.

Merchandise Trade, page 13

7.      With respect to the table on page 13, tell us supplementally the level of trade with China, indicating also that country's rank (if any) of countries in the "Other" category.

Balance of Payments, page 16

8.      With respect to disclosure relating to non-resident transactions in Canadian securities (page 16), please tell us whether Canada maintains statistics on the geographic dispersion of security holders and, if so, your considerations on including that information in the Annual Report.

Closing Comment

        Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

        We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3242.

Sincerely,

/s/ Mary A. Cascio

Mary A. Cascio
Special Counsel


Cc:     His Excellency The Honourable Gary Doer
        Canadian Ambassador to the United States
         Of America
        Canadian Embassy
        501 Pennsylvania Avenue, N.W.
        Washington, D.C. 20001

        Don Wilson
        Consul
        Consulate General of Canada
        1251 Avenue of the Americas
        New York, NY  10020

        Robert W. Mullen, Jr.
        Milbank, Tweed, Hadley & McCloy LLP
        1 Chase Manhattan Plaza
        New York, NY  10005